FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: August 17, 2006

Exhibit 99.1

CHINA MEDICAL REPORTS UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2007

Beijing, China, August 17, 2006 - China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets high intensity focused ultrasound tumor therapy systems and advanced in-vitro diagnostic systems, today announced its unaudited financial results for the June quarter of the fiscal year ending March 31, 2007 (“1Q FY2006”).

1Q FY2006 Highlights:

•	Net revenues were RMB90.9 million (US$11.4 million), an increase of 47.8% year-over-year.

•	HIFU revenues were RMB48.1 million (US$6.0 million), an increase of 30.7% year-over-year.

•	ECLIA revenues were RMB42.8 million (US$5.4 million), an increase of 73.3% year-over-year.

•	Net income was RMB45.9 million (US$5.7 million), an increase of 52.0% year-over-year.

•	Diluted earnings per ADS* were RMB1.68 (US$0.21) for the quarter.

*	1 ADS = 10 ordinary shares

“The first quarter marked another strong quarter,” commented Mr. Xiaodong Wu, Chairman and Chief Executive Officer of the Company. “The strong growth in both our revenue and net income compared to the same period last year was primarily attributable to an increase in sales of both our HIFU therapy system and our ECLIA system. Although the overall revenues for the quarter were affected by typical seasonality in our HIFU business, which resulted in a sequential decrease in HIFU sales, sales from our ECLIA business, especially sales of reagents kits, continued to show both strong year-over-year and sequential growth since they are not affected by the same seasonality. We launched 18 new reagent kits during the quarter and now offer a total of 56 types of reagent kits. We plan to continue to allocate more resources to support the growth of our ECLIA operations, including the current expansion of our reagent production facility and the development of reagents for other applications.”

FINANCIAL RESULTS

Revenues, net. Total net revenues increased 47.8% to RMB90.9 million (US$11.4 million) in 1Q FY2006 from RMB61.5 million in 1Q FY2005, but decreased 18.6% from RMB111.7 million in 4Q FY2005 because of the seasonality of HIFU therapy system sales. The Company’s revenues are divided between two operating lines, HIFU therapy system sales and ECLIA system sales, which include sales of ECLIA analyzers and reagent kits.

Revenues from the sales of the Company’s HIFU therapy system increased 30.7% to RMB48.1 million (US$6.0 million) in 1Q FY2006 from RMB36.8 million in 1Q FY2005, but decreased 34.9% from RMB73.9 million in 4Q FY2005. The year-over-year increase in HIFU therapy system sales resulted from the increased awareness and acceptance of the Company’s HIFU therapy system in the medical community, but the sequential decrease was due to seasonality in the HIFU business. Due to the timing of capital expenditures at Chinese hospitals, sales of the Company’s HIFU therapy system have historically been stronger in the December and March quarters, while the June and September quarters are weaker. HIFU therapy system sales are typically the lowest in the June quarter.

Revenues from sales of the ECLIA system increased 73.3% to RMB42.8 million (US$5.4 million) in 1Q FY2006 from RMB24.7 million in 1Q FY2005, and increased 13.2% from RMB37.8 million in 4Q FY2005. The year-over-year and sequential increases in the Company’s ECLIA system sales were primarily due to the rapid acceptance of the ECLIA system in the medical community in China and increasing recurring revenue from the sales of ECLIA reagent kits that are used with the ECLIA analyzers. Currently, the analyzers are equipped with 56 types of reagent kits, and reagent kits for other applications are under development.

Gross margin. The gross margin decreased slightly to 70.7% in 1Q FY2006, from 71.1% in 1Q FY2005, but increased slightly from 70.1% in 4Q FY2005.

Operating expenses. The operating expenses increased significantly to RMB21.6 million (US$2.7 million) in 1Q FY2006 from RMB8.6 million in 1Q FY2005, but decreased 13.9% from RMB25.1 million in 4Q FY2005. The year-over-year increase in operating expenses was primarily a result of the increase in headcount due to the expansion of the Company’s operations, higher costs related to continued product development for the HIFU therapy system and ECLIA analyzers and reagent kits, increased marketing activities, and higher expenses incurred as a result of becoming a public company. The Company established a Compensation Committee to determine senior management’s compensation and annual bonus upon our listing in August 2005. The Compensation Committee approved a performance bonus for FY2005 which resulted in a spike in payroll expenses during 4Q FY2005. Beginning from 1Q FY2006, the Company started to estimate and accrue for a portion of the annual performance bonus. Operating expenses as a percentage of revenues increased to 23.8% in 1Q

FY2006 from 14.0% in 1Q FY2005 and 22.5% in 4Q FY2005. The higher percentage was also due to the lower seasonal sales of the HIFU therapy system in 1Q FY2006 compared to 4Q FY2005.

Other income. There was no other income in this quarter. Other income of RMB5.9 million in 4Q FY2005 related to the fee received from the secondary offering in March 2006.

Interest income. Interest income increased significantly to RMB7.7 million (US$1.0 million) in 1Q FY2006 from RMB26,000 in 1Q FY2005, and increased 6.9% from RMB7.2 million in 4Q FY2005. The year-over-year increase was due primarily to interest income that was generated from the net proceeds received from the initial public offering in August 2005. The sequential increase was due primarily to an increase in the bank interest rate.

Income tax expense. The income tax expense decreased 8.0% to RMB4.6 million (US$0.6 million) in 1Q FY2006 from RMB5.0 million in 1Q FY2005, while an income tax credit of RMB2.8 million was recorded in 4Q FY2005. The year-over-year decrease and the income tax credit arose because the tax authorities approved an extension of the Company’s PRC subsidiary’s income tax concession in February 2006. The income tax rate for the subsidiary was reduced from 15% to 10% for a period of three years starting in January 2005. As a result of the tax concession, the Company changed the tax rate used to record its income tax. The estimated effective tax rate for 1Q FY2006 was 9.1%.

Net income. Net income increased 52.0% to RMB45.9 million (US$5.7 million) in 1Q FY2006 from RMB30.2 million in 1Q FY2005, but decreased 33.5% from RMB69.0 million in 4Q FY2005. The sequential decrease was primarily due to the lower seasonal sales of the HIFU therapy system in 1Q FY2006, and the income tax credit and the one-off other income which were recorded in 4Q FY2005.

Cash flow from operating activities was RMB46.5 million (US$5.8 million) in 1Q FY2006. As of June 30, 2006, the Company’s cash balance was RMB877.9 million (US$109.8 million).

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB7.9943 to US$1.00, the noon buying rate in the City of New York for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of June 30, 2006.

OUTLOOK FOR FY2006

We estimate the annual net revenues for FY2006 will be between RMB521 million (US$65.2 million) and RMB533 million (US$66.7 million) and annual net income for FY2006 will be between RMB263 million (US$32.9 million) and RMB271 million (US$33.9 million). The estimated annual net revenues represents a growth rate of 40.1% to 43.4% and the estimated annual net income represents a growth rate of 32.2% to 36.2%. Given the current outstanding shares of 27.36 million equivalent ADS, the estimated earnings per ADS will be between RMB9.61 (US$1.20) and RMB9.90 (US$1.24). If we apply the same number of outstanding shares to the net income of RMB199.0 million for FY2005 and exclude the one-off other income of RMB5.9 million from the net income, the pro-forma earnings per ADS would be RMB7.06. The estimated earnings per ADS represents a growth rate of 36.1% to 40.2% over the pro-forma earnings per ADS.

CONFERENCE CALL

China Medical’s management team will host a conference call at 8:00AM Eastern Time on August 17, 2006 (or 8:00PM August 17, 2006 in the Beijing/HK time zone) following this results announcement.

The conference call will be available live via webcast at: www.chinameditech.com. A replay of the webcast will be available for one month on this website.

The dial-in details for the live conference call: U.S. Toll Free Number +866-383-8119, International dial-in number +1-617-597-5344; Passcode CMEDCALL.

A telephone replay of the call will be available after the conclusion of the conference call through August 18, 2006. The dial-in details for the replay: U.S. Toll Free Number +888-286-8010, International dial-in number +1-617-801-6888; Passcode 82835486.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Outlook for FY2006 section and quotations from management in this press release, as well as China Medical’s strategic and operational plans, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in China Medical’s filings with the U.S. Securities and Exchange

Commission, including its registration statement on Form F-1. China Medical does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Medical Technologies, Inc.

China Medical Technologies, Inc. is a China-based medical device company that develops, manufactures and markets products in China using HIFU, for the treatment of solid cancers and benign tumors. China Medical believes that it is a leader in the design and development of HIFU tumor therapy devices in China. In addition, China Medical believes that it is the first China-based company to offer an advanced in-vitro diagnostics system, or IVD system, using enhanced chemiluminescence, or ECLIA, technology to detect and monitor various diseases and disorders through laboratory evaluation and analysis of blood, urine or other body fluids.

FOR FURTHER INFORMATION

Sarah Zhao

China Medical Technologies, Inc.

Tel: 86 10 6530 8833

Email: sarah.zhao@chinameditech.com

Tip Fleming

Christensen

Tel: 1 917 412 3333

Email: tipfleming@ChristensenIR.com

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Balance Sheet

	As of
	March 31, 2006	June 30, 2006
	Unaudited RMB	Unaudited RMB	Unaudited US$
	(in thousands)
Assets
Current assets
Cash and cash equivalents	843,791	877,873	109,812
Trade accounts receivable	155,751	168,301	21,053
Prepayments and other receivables	26,260	27,985	3,500
Inventories	10,380	14,028	1,755

Total current assets	1,036,182	1,088,187	136,120

Property, plant and equipment, net	105,570	114,445	14,316
Intangible assets, net	224,744	221,015	27,647
Lease prepayments, net	7,811	7,763	971
Deferred income taxes	1,534	1,286	161

Total assets	1,375,841	1,432,696	179,215

Liabilities
Current liabilities
Trade accounts payable	33,833	33,823	4,231
Accrued liabilities and other payables	73,872	84,516	10,572
Income tax payable	21,602	23,123	2,892

Total current liabilities	129,307	141,462	17,695

Shareholders’ equity
Share capital
Ordinary shares US$0.1 par value: 500,000,000 authorized; 273,600,001 issued and fully paid as of March 31, 2006 and June 30, 2006	225,125	225,125	28,161
Additional paid-in capital	739,936	740,042	92,571
General reserve fund	22,275	22,275	2,786
Unearned compensation	(226)	—	—
Accumulated other comprehensive loss – cumulative translation adjustments	(5,737)	(7,287)	(911)
Retained earnings	265,161	311,079	38,913

Total shareholders’ equity	1,246,534	1,291,234	161,520

Total liabilities and shareholders’ equity	1,375,841	1,432,696	179,215

China Medical Technologies, Inc.

Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	June 30, 2005	March 31, 2006	June 30, 2006
	Unaudited RMB	Unaudited RMB	Unaudited RMB	Unaudited US$
	(in thousands except for per ADS information)
Revenues, net	61,452	111,712	90,948	11,377
Cost of revenues	(17,750)	(33,455)	(26,617)	(3,330)

Gross profit	43,702	78,257	64,331	8,047
Operating expenses:
Research and development	(982)	(5,078)	(5,861)	(733)
Sales and marketing	(3,388)	(4,038)	(4,161)	(521)
General and administrative	(4,197)	(15,995)	(11,528)	(1,442)

Total operating expenses	(8,567)	(25,111)	(21,550)	(2,696)

Operating income	35,135	53,146	42,781	5,351
Other income	34	5,905	—	—
Interest income	26	7,204	7,743	969

Income before tax	35,195	66,255	50,524	6,320
Income tax (expense)/ credit	(4,990)	2,752	(4,606)	(576)

Net income	30,205	69,007	45,918	5,744

Earnings per ADS - basic	0.15	2.52	1.68	0.21

- diluted	0.15	2.52	1.68	0.21

Weighted average number of ADS - basic (1)	20,000,000	27,360,000	27,360,000	27,360,000

- diluted (1)	20,015,137	27,406,167	27,385,701	27,385,701

(1)	The weighted average number of ADS (each ADS represents 10 ordinary shares) used to calculate earnings per ADS for period prior to the corporate reorganization in January 2005 has been retrospectively determined based upon the exchange ratio used to issue shares as part of the reorganization. For the periods ended June 30, 2005 and 2006 and March 31, 2006, diluted earnings per ADS have been computed to give effect to 800,000 ordinary shares issuable upon exercise of the options granted on March 14, 2005 and August 8, 2005.

Details of the reorganization can be found in the Company’s F-1 filed with the SEC on August 10, 2005.